Momentive Specialty Chemicals Inc.
180 E Broad Street
Columbus, OH 43215
November 13, 2013

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Momentive Specialty Chemicals Inc. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013, which was filed with the U.S. Securities and Exchange Commission on November 13, 2013. This disclosure can be found on page 58 of the Quarterly Report on Form 10-Q and is incorporated by reference herein.

Very truly yours,

Momentive Specialty Chemicals Inc.

By :	/s/ William H. Carter
Name:	William H. Carter
Title:	Executive Vice President and Chief Financial Officer